Filed Pursuant to Rule 424(b)(3)
File No. 333-182759

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has become effective under the Securities Act of 1933, as amended. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities or the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 3, 2012

Preliminary Prospectus Supplement

(To the Prospectus dated July 19, 2012)

$

StanCorp Financial Group, Inc.

    % Senior Notes due 2022

We are offering $         of     % Senior Notes due 2022 (the “Notes”). We will pay interest on the Notes on                      and                      of each year, beginning on                     , 2013. The Notes will mature on                     , 2022. We may redeem the Notes, in whole or in part from time to time, at our option at the redemption price described herein.

The Notes are unsecured and will rank equally with all of our other senior, unguaranteed and unsubordinated debt from time to time outstanding. The Notes are new securities for which there is currently no public market. We do not intend to apply for the listing of the Notes on any securities exchange or include them in any automated quotation system.

Investing in the Notes involves risks. You should review carefully the risks and uncertainties described under the heading “Risk Factors” on page S-6 of this prospectus supplement and page 1 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Note		Total
Public offering price(1)		%	$
Underwriting discount		%	$
Proceeds, before expenses, to StanCorp(1)		%	$

(1)	Plus accrued interest from August , 2012, if settlement occurs after that date.

The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about August     , 2012.

Joint Book-Running Managers

Barclays	Goldman, Sachs & Co.	J.P. Morgan

The date of this prospectus supplement is August     , 2012.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering.

If the description of this offering or the Notes varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference into this prospectus supplement. You should also read and consider the additional information under the headings “Incorporation of Information by Reference” and “Where You Can Find More Information” in the accompanying prospectus.

We have not authorized anyone to provide you with any information other than that contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. The information appearing in this prospectus supplement, the accompanying prospectus or any related free writing prospectus is accurate only as of the date on the front of such document, and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus supplement, the accompanying prospectus or any related free writing prospectus, or any sale of the Notes. Our business, financial condition, results of operations and prospects may have changed since those dates.

As used in this prospectus, “StanCorp,” “we,” “us,” and “our” refer to StanCorp Financial Group, Inc. and its subsidiaries, except under the heading “Description of Notes” and unless the context otherwise requires.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements we make in, or that are incorporated into, this prospectus supplement and the accompanying prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements include estimates, projections, statements related to business plans, strategies, objectives and expected operating results and the assumptions upon which those statements are based. Forward-looking statements also include, without limitation, any statement that includes words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “seeks,” “will be,” “will continue,” “will likely result” and similar expressions that are predictive in nature or that depend on or refer to future events or conditions. Our forward-looking statements are not guarantees of future performance and involve uncertainties that are difficult to predict. They involve risks and uncertainties which may cause actual results to differ materially from the forward-looking statements and include, but are not limited to, the following:

•	Growth of sales, premiums, annuity deposits, cash flows, assets under administration including performance of equity investments in the separate account, gross profits and profitability.

•	Availability of capital required to support business growth and the effective utilization of capital, including the ability to achieve financing through debt or equity.

•	Changes in our liquidity needs and the liquidity of assets in our investment portfolio.

•	Our ability to refinance or retire maturing debt.

•	Integration and performance of business acquired through reinsurance or acquisition.

•	Changes in financial strength and credit ratings.

ii

•

Changes in the regulatory environment at the state or federal level including changes in income tax rates and regulations or changes in U.S. Generally Accepted Accounting Principles, practices or policies.

•	Findings in litigation or other legal proceedings.

•	Intent and ability to hold investments consistent with our investment strategy.

•	Receipt of dividends from, or contributions to, our subsidiaries.

•	Adequacy of the diversification of risk by product offerings and customer industry, geography and size, including concentration of risk, especially inherent in group life products.

•	Adequacy of asset-liability management.

•	Events of terrorism, natural disasters or other catastrophic events, including losses from a disease pandemic.

•	Benefit ratios, including changes in claims incidence, severity and recovery.

•	Levels of persistency.

•	Adequacy of reserves established for future policy benefits.

•	The effect of changes in interest rates on reserves, policyholder funds, investment income and commercial mortgage loan prepayment fees.

•	Levels of employment and wage growth and the impact of rising benefit costs on employer budgets for employee benefits.

•	Competition from other insurers and financial services companies, including the ability to competitively price our products.

•	Ability of reinsurers to meet their obligations.

•	Availability, adequacy and pricing of reinsurance and catastrophe reinsurance coverage and potential charges incurred.

•	Achievement of anticipated levels of operating expenses.

•	Adequacy of diversification of risk within our fixed maturity securities portfolio by industries, issuers and maturities.

•	Adequacy of diversification of risk within our commercial mortgage loan portfolio by borrower type, property type and geographic region.

•	Credit quality of the holdings in our investment portfolios.

•	The condition of the economy and expectations for interest rate changes.

•	The effect of changing levels of commercial mortgage loan prepayment fees and participation levels on cash flows.

•	Experience in delinquency rates or loss experience in our commercial mortgage loan portfolio.

•	Adequacy of commercial mortgage loan loss allowance.

•	Concentration of commercial mortgage loan assets collateralized in certain states such as California.

•	Concentration of our commercial mortgage loan assets by borrower.

•	Environmental liability exposure resulting from commercial mortgage loan and real estate investments.

iii

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus and does not contain all of the information that you should consider in your evaluation of an investment in the Notes. You should read carefully this prospectus supplement and the accompanying prospectus, including the information set forth under the headings “Risk Factors,” the documents incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus in their entirety before making an investment decision.

Our Company

StanCorp Financial Group, Inc. is a holding company that conducts business through wholly owned operating subsidiaries throughout the United States. We operate through two reportable segments, Insurance Services and Asset Management, and an Other category.

Through our insurance subsidiaries, we have the authority to underwrite insurance products in all 50 states, the District of Columbia and the U.S. territories of Guam and the Virgin Islands. Our insurance businesses offer group and individual disability insurance, group life and accidental death and dismemberment insurance, group dental and group vision insurance, and absence management services.

Our Asset Management businesses offer full-service 401(k) plans, 403(b) plans, 457 plans, defined benefit plans, money purchase pension plans, profit sharing plans and non-qualified deferred compensation products and services. Our Asset Management businesses also offer investment advisory and management services, financial planning services, commercial mortgage loan origination and servicing, individual fixed-rate annuity products, group annuity contracts and retirement plan trust products, and management of certain real estate properties.

The Other category includes return on capital not allocated to the product segments, holding company expenses, operations of certain unallocated subsidiaries, interest on debt, unallocated expenses, net capital gains and losses related to the impairment or the disposition of our invested assets and adjustments made in consolidation.

StanCorp Financial Group, Inc. was incorporated in 1998 in Oregon. Our telephone number is (971) 321-7000, and our website address is www.stancorpfinancial.com. The information contained on our website is not part of, or incorporated by reference in, this prospectus supplement or the accompanying prospectus.

Recent Developments

On July 23, 2012, StanCorp issued a press release reporting its second quarter 2012 financial results, including the following.

•

Net income of $20.0 million, or $0.45 per diluted share, for the second quarter of 2012, compared to $17.8 million, or $0.40 per diluted share, for the second quarter of 2011. After-tax net capital losses were $2.5 million for the second quarter of 2012, compared to after-tax net capital losses of $8.5 million for the second quarter of 2011.

•

Net income of $55.2 million, or $1.24 per diluted share, for the first six months of 2012, compared to $51.1 million, or $1.12 per diluted share, for the first six months of 2011. After-tax net capital losses were $2.6 million for the first six months of 2012, compared to after-tax net capital losses of $10.0 million for the first six months of 2011.

The results for the second quarter of 2012 and the first six months of 2012 were driven by a comparatively higher benefit ratio in our Insurance Services segment, primarily due to less favorable claims experience in the group long term disability business. The effect of the less favorable claims experience in the group long term disability business was partially offset by more favorable claims experience in the individual disability business and a lower effective income tax rate.

Business Segments

Insurance Services

•

Income before income taxes of $23.3 million for the second quarter of 2012, compared to $36.9 million for the second quarter of 2011. The decrease in income before income taxes was due to less favorable claims experience in the group long term disability insurance business.

•

Premiums for the Insurance Services segment increased 2.0% to $546.5 million for the second quarter of 2012, compared to $535.6 million for the second quarter of 2011. Group insurance premiums for the second quarter of 2012 were $504.7 million, a 2.4% increase compared to the second quarter of 2011. Experience rated refunds (“ERRs”) increased group insurance premiums by $7.1 million for the second quarter of 2012 and decreased group insurance premiums by $5.7 million for the second quarter of 2011. Excluding ERRs, group insurance premiums decreased 0.2% for the second quarter of 2012 compared to the second quarter of 2011. ERRs represent cost sharing arrangements with certain group contract holders that provide refunds when claims experience is more favorable than contractual benchmarks, and provide for additional premiums to be paid when claims experience is less favorable than contractual benchmarks. ERRs can fluctuate widely from quarter to quarter depending on the underlying experience of the specific contracts.

•	Premiums for individual disability insurance for the second quarter of 2012 were $41.8 million, compared to $42.7 million for the second quarter of 2011.

•

Sales for the group insurance businesses, reported as annualized new premiums, were $22.3 million and $37.7 million for the second quarters of 2012 and 2011, respectively. The decrease in group insurance sales was primarily due to pricing competition.

The discount rate used for newly established long term disability claim reserves decreased 125 basis points to 4.00% for the second quarter of 2012, from 5.25% for the second quarter of 2011, resulting in a corresponding decrease in quarterly pre-tax income of approximately $9 million. The lower discount rate for the second quarter of 2012 compared to the second quarter of 2011 was primarily the result of the continued low interest rate environment. A 25 basis point increase or decrease in the discount rate results in a corresponding increase or decrease in quarterly pre-tax income of $1.8 million.

The benefit ratio for group insurance products, measured as benefits to policyholders and interest credited as a percentage of premiums, was 88.5% for the second quarter of 2012, compared to 84.8% for the second quarter of 2011. The increase in the group insurance benefit ratio was primarily due to higher claims severity and continued elevated claims incidence in the group long term disability insurance business and the 125 basis point decrease in the discount rate for the second quarter of 2012 compared to the second quarter of 2011. We expect the benefit ratio to remain elevated while the economy recovers and the effects of our pricing actions take hold. Claims experience can fluctuate widely from quarter to quarter and tends to be more stable when measured over a longer period of time.

The benefit ratio for individual disability insurance was 60.8% for the second quarter of 2012, compared to 74.5% for the second quarter of 2011. Due to the relatively small size of the individual disability insurance block of business, the benefit ratio for this business will generally fluctuate more than the benefit ratio for the group insurance business.

Asset Management

•

Income before income taxes of $15.2 million for the second quarter of 2012, compared to $16.1 million for the second quarter of 2011. The decrease reflected lower administrative fee revenues due to a decline in retirement plan assets under administration.

•

Assets under administration for the Asset Management segment, which includes retirement plans, individual fixed annuities, private client wealth management and commercial mortgage loans managed for third-party investors, decreased 4.4% to $21.07 billion at June 30, 2012, compared to $22.04 billion at June 30, 2011. The decrease was primarily due to an elevated level of retirement plan terminations in the second half of 2011.

•	StanCorp Mortgage Investors originated $300.2 million and $302.7 million of commercial mortgage loans for the second quarters of 2012 and 2011, respectively.

Other

•

Loss before income taxes of $15.9 million for the second quarter of 2012, compared to a loss before income taxes of $28.4 million for the second quarter of 2011. Net capital losses for the second quarter of 2012 were $4.0 million, compared to net capital losses of $13.1 million for the second quarter of 2011.

Capital and Book Value

•

Available capital decreased $25 million to approximately $210 million at June 30, 2012 compared to March 31, 2012. Available capital includes capital at our insurance subsidiaries in excess of our target risk-based capital ratio of 300% and cash and capital at the holding company and non-insurance subsidiaries. We reported available capital after subtracting an allocation for expected annual interest and dividends.

•	Book value per share grew 10.9% from $42.64 at June 30, 2011, to $47.27 at June 30, 2012.

Shares Outstanding

•

For the second quarter of 2012, we repurchased 279,700 shares at a total cost of $10.0 million, which resulted in a volume weighted-average price of $35.68. At June 30, 2012, we had 2.7 million shares remaining under our repurchase authorization, which expires December 31, 2012. Diluted weighted-average shares outstanding for the second quarters of 2012 and 2011 were 44,354,720 and 45,056,472, respectively.

2012 Guidance

In our fourth quarter 2011 earnings release in January 2012, we provided guidance regarding 2012 annual net income per diluted share, excluding after-tax net capital gains and losses, and return on average equity, excluding after-tax net capital gains and losses from net income and accumulated other comprehensive income and losses from equity. The 2012 annual guidance also included factors that could affect the guidance including the group insurance benefit ratio, premium growth, interest rates, share repurchases and income taxes. We expect that the 2012 annual benefit ratio for the group insurance business will exceed the guidance range of 80% to 82%. As a result, we expect to be below the guidance range of $3.60 to $3.90 for net income per diluted share, excluding after-tax net capital gains and losses, and below the guidance range of 9% to 10% for return on average equity, excluding after-tax net capital gains and losses from net income and accumulated other comprehensive income from equity.

The Offering

Issuer	StanCorp Financial Group, Inc.

Securities Offered	$ aggregate principal amount of % Senior Notes due 2022.

Maturity Date	The Notes will mature on , 2022.

Interest Payment Dates	and of each year, commencing on , 2013.

Interest Rate	The Notes will bear interest at a rate of % per year.

Optional Redemption	We may redeem the Notes, in whole or in part from time to time at our option, at the redemption price described under the heading “Description of Notes—Optional Redemption.”

Ranking	The Notes are unsecured and will rank equally with all of our other existing and future senior, unguaranteed and unsubordinated debt. The indenture governing the Notes does not limit the aggregate principal amount of debt securities that may be issued thereunder. See “Description of Notes.”

Form and Denomination	The Notes will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof, and will be issued in registered form only, without coupons.

Use of Proceeds	The net proceeds from this offering, after deducting the underwriting discount and estimated expenses payable by us, will be approximately $ million. We intend to use up to $250 million of the net proceeds to repay our 6.875% 10-year senior notes due October 1, 2012, and use any additional net proceeds for general corporate purposes. See “Use of Proceeds.”

No Listing of the Notes	We do not intend to apply for the Notes to be listed on any securities exchange or to arrange for the Notes to be quoted on any quotation system.

Governing Law	The Notes and the indenture governing the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Trustee	U.S. Bank National Association.

Summary Historical Consolidated Financial and Operating Data

The following table presents summary financial and other data about us for the most recent three fiscal years and the three months ended March 31, 2012 and 2011. The historical financial and other data for the most recent three fiscal years have been prepared on a consolidated basis derived from StanCorp’s audited financial statements. The summary consolidated financial data for the most recent three fiscal years should be read in conjunction with, and are qualified by reference to, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” provided as Exhibit 99.3 and Item 8, “Financial Statements and Supplementary Data” provided as Exhibit 99.4, respectively, to our Current Report on Form 8-K, dated July 18, 2012. The income statement data relating to the three months ended March 31, 2012 and 2011 and the consolidated balance sheet data as of March 31, 2012 and 2011 have been derived from our unaudited condensed consolidated financial statements and related notes and should be read in conjunction with, and are qualified by reference to, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. In the opinion of our management, our unaudited financial statements were prepared on the same basis as our audited financial statements and contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly the information presented and may not necessarily be indicative of full year results.

	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009
	(unaudited)	(unaudited)
	(Dollars in Millions)
Income Statement Data:
Revenues:
Premiums	$553.3	$533.8	$2,153.3	$2,097.7	$2,101.9
Administrative fees	28.6	29.4	115.5	116.5	108.5
Net investment income	159.7	157.0	612.8	602.5	586.5
Net capital losses	(0.2)	(2.5)	(6.9)	(51.6)	(26.9)

Total revenues	741.4	717.7	2,874.7	2,765.1	2,770.0

Benefits and expenses:
Benefits to policyholders and interest credited	497.2	480.5	1,932.2	1,778.2	1,721.3
Operating expenses(1)	186.8	178.1	712.1	669.9	699.1
Interest expense	9.7	9.7	38.9	38.9	39.2

Total benefits and expenses	693.7	668.3	2,683.2	2,487.0	2,459.6

Income before income taxes	47.7	49.4	191.5	278.1	310.4
Income taxes	12.5	16.1	54.8	92.2	104.9

Net income	$35.2	$33.3	$136.7	$185.9	$205.5

Benefit Ratios, including interest credited (% of total premiums):
Group insurance	83.5%	84.2%	83.1%	77.2%	74.7%
Individual disability	52.3	57.2	67.3	66.8	69.3
Balance Sheet Data:
General account assets	$14,015.7	$13,097.1	$13,809.7	$13,029.0	$12,372.8
Separate account assets	5,083.4	5,056.5	4,593.5	4,787.4	4,174.5

Total assets	$19,099.1	$18,153.6	$18,403.2	$17,816.4	$16,547.3

Long-term debt	$301.3	$551.6	$300.9	$551.9	$553.2
Total liabilities	17,065.6	16,269.8	16,412.8	15,921.8	14,826.3
Total equity	2,033.5	1,883.8	1,990.4	1,894.6	1,721.0
Statutory Data:
Net gain from operations before federal income taxes and realized capital gains (losses)	$42.1	$43.7	$185.1	$317.4	$375.0
Net gain from operations after federal income taxes and before realized capital gains (losses)	36.8	26.6	143.1	202.4	251.4
Capital and surplus	1,219.8	1,237.1	1,193.1	1,226.8	1,243.2
Asset valuation reserve	111.7	97.1	107.2	95.6	89.7

(1)	Includes operating expenses, commissions and bonuses, premium taxes, and the net increase in deferred acquisition costs, value of business acquired and other intangible assets.

RISK FACTORS

The Notes offered in this prospectus supplement involve risks. In considering whether to purchase Notes, you should carefully consider all the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should also carefully consider the risk factors related to the Notes described below.

Risks Related to the Notes

We will depend primarily on distributions from Standard Insurance Company to repay the Notes.

Our subsidiaries will not guarantee the Notes. The Notes will be solely the obligation of StanCorp Financial Group, Inc. As a holding company, our ability to pay our obligations, including the Notes, will depend primarily upon the receipt of distributions from Standard Insurance Company (“Standard”). If Standard is limited in its ability to pay distributions to us in the future, this could impair our ability to pay interest and principal due on the Notes.

Standard’s ability to pay dividends and other distributions is regulated under Oregon law. Under Oregon law, Standard may pay dividends and other distributions only from the earned surplus arising from its business. If the proposed dividend or other distribution exceeds certain statutory limitations, Standard must receive the prior approval of the Director of the Oregon Department of Consumer and Business Services—Insurance Division (“Oregon Insurance Division”). The current statutory limitation is the greater of (a) 10% of Standard’s combined capital and surplus as of December 31 of the preceding year, or (b) the net gain from operations after dividends to policyholders and federal income taxes before realized capital gains or losses for the 12-month period ended on the preceding December 31. In each case, the limitation must be determined under statutory accounting practices. Unlike dividends, interest and principal payments on intercompany indebtedness always require the approval of the Oregon Insurance Division. Oregon law gives the Oregon Insurance Division broad discretion to approve or decline requests for dividends and other distributions in excess of the statutory limits. Based upon Standard’s results for 2011, the amount of ordinary dividends and other distributions available for 2012 without additional approval from the Oregon Insurance Division was $144.0 million. Standard paid ordinary cash dividends to StanCorp Financial Group, Inc. of $10.0 million in the first quarter of 2012.

Our subsidiaries are separate and distinct legal entities and will have no obligations, contingent or otherwise, to pay any dividends or make any other distributions (except for payments required pursuant to the terms of any intercompany indebtedness) to StanCorp Financial Group, Inc. or to otherwise pay amounts due or to make specific funds available for such payments with respect to the Notes. Various financing arrangements, regulatory restrictions, charter provisions and other instruments may impose certain restrictions on the ability of our subsidiaries to transfer funds to StanCorp Financial Group, Inc. in the form of cash distributions, loans or advances.

The Notes will be subordinated to any of our secured indebtedness and effectively will be subordinated to all indebtedness and liabilities of our subsidiaries.

As a holding company, we conduct substantially all of our operations through our subsidiaries. Claims of holders of the Notes will be effectively subordinated to the indebtedness and other liabilities of our subsidiaries. Therefore, in the event of the bankruptcy, liquidation or dissolution of one of our subsidiaries, following payment by that subsidiary of its liabilities, the subsidiary may not have sufficient assets remaining to make payments to us as a shareholder or otherwise. In the event of a default under our subsidiaries’ credit facilities, their creditors could elect to declare all amounts borrowed, together with accrued and unpaid interest and other fees, to be due and payable prior to any distributions by any such subsidiaries to us to pay interest or principal due on the Notes. In addition, if we caused a subsidiary to pay a distribution to enable us to make payments in respect of the Notes, and that transfer was deemed a fraudulent transfer or unlawful distribution, the holders of the Notes could be required to return the payment to (or for the benefit of) creditors of such subsidiary.

We and our subsidiaries may incur substantially more debt, which could increase the risks associated with our leverage.

We and our subsidiaries may incur substantial additional indebtedness. Although our $250 million senior unsecured revolving credit agreement contains restrictions on the incurrence of additional indebtedness, including secured indebtedness, these restrictions are subject to qualifications and exceptions, and additional indebtedness incurred in compliance with these restrictions could be substantial. Additionally, with the consent of the lenders under the credit facility, we may increase the size of our credit facility by up to $100 million, to a total of $350 million. As of June 30, 2012, we had no borrowings under this credit agreement, resulting in $250 million of availability for future borrowing. Other new borrowings could also be incurred by us or our subsidiaries. Among other things, we could determine to incur additional debt, including secured debt, in connection with a strategic acquisition. If we incur additional debt, the risks associated with our leverage would increase.

Our credit ratings may not reflect all of the risks of an investment in the Notes.

The credit ratings on the Notes may not reflect the potential impact of all of the risks related to structure and other factors on the value of the Notes. In addition, actual or anticipated changes in our credit ratings will generally affect the market value of the Notes.

There currently exists no market for the Notes and we cannot assure you that an active trading market will develop.

Prior to this offering, there has been no market for the Notes. We have been informed by the underwriters that they intend to make a market in the Notes after the offering is completed. However, the underwriters may cease their market-making at any time without notice. The liquidity of the trading market in the Notes, and the market price quoted for the Notes, may be adversely affected by many factors, including changes in the overall market for debt securities generally or the interest of securities dealers in making a market in the Notes and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. We cannot assure you that an active public market will develop for the Notes.

Conditions in the global capital and credit markets or a decline in our credit ratings can adversely affect the market prices of the Notes.

If a market for the Notes develops, the future market prices of the Notes will be affected by a number of factors, including conditions in the global capital and credit markets and our ratings by major credit rating agencies.

The global capital and credit markets and prevailing interest rates have experienced significant disruptions and volatility in recent years and are likely to do so in the future. Further disruptions in the global capital and credit markets and future fluctuations in these markets and prevailing interest rates may have an adverse effect on the prices of the Notes.

Any reductions in our credit ratings would have a negative impact on our access to and cost of capital and financial flexibility. Credit rating agencies continually revise their ratings for companies that they follow, including us. There can be no assurance that the credit ratings on us or the Notes will remain in effect for any given period of time or that ratings will not be lowered, suspended or withdrawn entirely by the applicable rating agencies, if, in their judgment, circumstances so warrant. Ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, may affect the market value of the Notes and increase our corporate borrowing costs.

USE OF PROCEEDS

The net proceeds from this offering, after deducting the underwriting discount and estimated expenses payable by us, will be approximately $         million. We intend to use up to $250 million of the net proceeds to repay our 6.875% 10-year senior notes due October 1, 2012, and use any additional net proceeds for general corporate purposes.

Pending these uses, the net proceeds will be invested in securities and commercial mortgage loans that are similar in nature to and of approximately the same quality and maturities as those currently held in our investment portfolios.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2012 and as adjusted to reflect the sale of the Notes offered hereby and the use of the net proceeds as set forth in “Use of Proceeds.” The information presented below should be read in conjunction with Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-Q for the quarter ended March 31, 2012 and other information contained in this prospectus supplement.

	As of March 31, 2012
	Actual	As adjusted
	(unaudited)
	(Dollars in Millions)
Cash and cash equivalents	$116.0	$

Long-term debt, including portion due within one year:

Credit agreement:
Senior unsecured revolving credit facility(1)	$—		$—

Long-term notes:
6.875% 10-year senior notes due October 1, 2012	250.0		—
6.90% junior subordinated debentures due June 1, 2067	300.0		300.0
Notes offered hereby	—
Other borrowings	2.6		2.6

Total long-term debt	552.6

Shareholders’ equity:
Preferred stock, 100,000,000 shares authorized; none issued	—		—
Common stock, no par, 300,000,000 shares authorized; 44,377,419 shares issued and outstanding	87.8		87.8
Accumulated other comprehensive income	237.6		237.6
Retained earnings	1,708.1		1,708.1

Total shareholders’ equity	2,033.5		2,033.5

Total capitalization	$2,586.1	$

(1)

As of March 31, 2012, we had no outstanding balance on our senior unsecured revolving credit facility. On June 22, 2012, we entered into an agreement for a new four-year, $250 million senior unsecured revolving credit facility (“Facility”), which replaced the previous unsecured revolving credit facility. Upon our request and with consent of the lenders under the Facility, the Facility can be increased by up to $100 million, to a total of up to $350 million. The termination date of the Facility is June 22, 2016, although, at our option and with the consent of the lenders under the Facility, the termination date can be extended for two additional one-year periods. As of June 30, 2012, we had no outstanding balance on the Facility.

DESCRIPTION OF NOTES

The following description is a summary of the terms and provisions of the Notes and the Indenture (as defined below) governing the Notes. It summarizes only those portions of the Indenture that we believe will be most important to your decision to invest in the Notes. You should keep in mind, however, that it is the Indenture, and not this summary, which will define your rights as a holder of the Notes. There may be other provisions in the Indenture which are also important to you. You should read the Indenture and the Notes for a full description of the terms of the Notes. A copy of the Indenture is filed as an exhibit to the registration statement that includes the accompanying prospectus. See “Where You Can Find More Information” for information on how to obtain copies of the Indenture. Certain defined terms used in this description but not defined herein have the meanings assigned to them in the Indenture. As used in this “Description of Notes,” “StanCorp,” “we,” “us,” and “our” refer to StanCorp Financial Group, Inc. and not any of its subsidiaries.

General

We will issue the Notes under a supplemental indenture, dated the issue date of the Notes (the “Supplemental Indenture”), to the indenture, dated as of September 25, 2002, between us and U.S. Bank National Association, as trustee (the “Trustee”) (as previously amended and supplemented, and together with the Supplemental Indenture, the “Indenture”). The Notes are unsecured and will rank equally with all of our other existing and future senior, unguaranteed and unsubordinated debt. As of June 30, 2012, we had $250 million of senior unsubordinated debt (the “Existing Senior Notes”) outstanding under the Indenture, which matures on October 1, 2012 and will be paid off from the proceeds of this offering. See “Use of Proceeds.” We had entered into a Replacement Capital Covenant (“RCC”), dated as of May 29, 2007, for the benefit of the holders of the Existing Senior Notes. The RCC automatically terminated when we ceased to have long-term debt outstanding (other than the 6.90% junior subordinated debentures due June 1, 2067, the holders of which are not beneficiaries of the RCC). As a result of the termination, no future long-term debt, including the Notes, will be a beneficiary of the RCC. The Indenture does not limit the amount of debt securities that we may issue or the amount of debt that we may incur in the future.

Terms of Notes

The original principal amount of the Notes that we will issue in this series is $         million. The Notes will mature on                     , 2022. We have the option to redeem the Notes prior to their stated maturity on the terms described below; holders of the Notes do not have any similar option to require us to redeem the Notes before their stated maturity. The Notes will not be entitled to the benefit of any sinking fund.

We will pay interest on the Notes at an annual rate of     % from the date of issuance. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Interest will be payable semiannually on each                      and                     , beginning                     , 2013, to the persons in whose names the Notes are registered at the close of business on the preceding                      or                     , respectively, except that any interest payable upon maturity or any earlier redemption of the Notes will be payable to the person to whom the principal of the Note is payable.

The Notes will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof, and will be issued in registered form only, without coupons.

We may from time to time, without the consent of the holders of the Notes, reopen the series of debt securities of which the Notes are a part and issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Notes, except for the public offering price and the issue date and, if applicable, the initial interest accrual date and the initial interest payment date. Any additional notes having similar terms, together with the Notes, will constitute a single series of debt securities under the Indenture; provided, however, that if the additional notes are not fungible with the Notes for U.S. federal income tax purposes, the additional notes will have a separate CUSIP number.

Listing of the Notes

We do not intend to apply for the listing of the Notes on any securities exchange or for the quotation of the Notes in any dealer quotation system. The Notes are new securities for which there is currently no public market. We cannot assure you that any active or liquid market will develop for the Notes. See “Underwriting.”

Optional Redemption

We may redeem the Notes, in whole or in part, from time to time at our option, at a redemption price equal to accrued and unpaid interest on the principal amount being redeemed to the redemption date plus the greater of:

•	100% of the principal amount of the Notes to be redeemed; or

•

the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption), discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus          basis points, plus, in each case, accrued and unpaid interest to the redemption date.

In no event will the redemption price of the Notes ever be less than 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon.

“Adjusted Treasury Rate” means, with respect to any date of redemption, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be used, at the time of selection and under customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any date of redemption, the average of the Reference Treasury Dealer Quotations for the date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations, or if the Trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations.

“Quotation Agent” means Barclays Capital Inc.; Goldman, Sachs & Co.; and J.P. Morgan Securities LLC, or another Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means Barclays Capital Inc.; Goldman, Sachs & Co.; and J.P. Morgan Securities LLC and their respective successors, and, at our option, other nationally recognized investment banking firms that are primary dealers of U.S. government securities in New York City. If any of the foregoing ceases to be a primary dealer of U.S. government securities in New York City, we must substitute another primary dealer of U.S. government securities.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day before the date of redemption.

Indenture

The Indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder. Our bylaws require authorization by the board of directors in order for us to borrow money or otherwise incur debt. The Indenture does not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of the Notes protection in the event of a highly leveraged or similar transaction or in the event of a change of control.

We are a holding company. We derive substantially all of our income from our operating subsidiaries. As a result, our cash flows and consequent ability to service our obligations, including the Notes, are dependent upon the earnings of our subsidiaries, and distributions of those earnings to us, and other payments or distributions of funds by our subsidiaries to us, including payments to us of principal and interest under intercompany indebtedness. Our subsidiaries are separate and distinct legal entities and will have no obligations, contingent or otherwise, to pay any dividends or make any other distributions (except for payments required pursuant to the terms of intercompany indebtedness) to us or to otherwise pay amounts due or to make specific funds available for such payments with respect to our debt securities, including the Notes. Various financing arrangements, regulatory restrictions, charter provisions and other instruments may impose certain restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash distributions, loans or advances. See “Risk Factors—We will depend primarily on distributions from Standard Insurance Company to repay the Notes.”

Except to the extent that we or our creditors have a priority or equal claim as a creditor directly against our subsidiaries, payments due on the Notes effectively will be subordinated to the debt and preferred stock of the subsidiaries because, as the common shareholder of those subsidiaries, we will be subject to the prior claims of their preferred stockholders and creditors. As of June 30, 2012, our subsidiaries had no debt outstanding. The Notes effectively will also be subordinated to any of our secured indebtedness to the extent of any such security. As of June 30, 2012, we had no secured indebtedness. Furthermore, our obligations with respect to any subordinated debt securities will be subordinate and junior in right of payment to our obligations under our senior debt, including the Notes.

Modification of the Indenture

The Indenture contains provisions permitting us and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the Notes, which are affected by the modification, to modify the Indenture. No such modification may, however, without the consent of the holder of each of the Notes affected thereby:

•

extend the fixed maturity of the Notes, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof;

•	reduce the amount of principal of the Notes payable upon acceleration of the maturity thereof;

•	change the currency in which the Notes or any premium or interest thereon is payable;

•	impair the right to enforce any payment on or with respect to the Notes;

•

reduce the percentage in principal amount of outstanding Notes, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults;

•	reduce the requirements contained in the Indenture for quorum or voting; or

•	modify any of the above provisions.

In addition, we and the Trustee may execute, without the consent of any holder of the Notes, any supplemental indenture for certain other purposes set forth in the Indenture.

Events of Default

The Indenture provides that any one or more of the following described events, which has occurred and is continuing, constitutes an “Event of Default” with respect to the Notes:

•	default for 30 days in payment of interest on the Notes;

•	default in payment of principal or premium, if any, on the Notes when due, regardless of whether such payment became due because of maturity, redemption, acceleration or otherwise;

•	default in other covenants for 90 days after notice;

•

certain defaults with respect to our debt (other than the Notes or other non-recourse debt) that results in any aggregate principal amount in excess of $30 million of indebtedness becoming due in acceleration of the maturity of such debt; or

•	certain events in bankruptcy, insolvency or reorganization.

The holders of a majority in aggregate outstanding principal amount of the Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for the Notes. Either the Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Notes may declare the principal due and payable immediately upon an Event of Default with respect to the Notes. In the case of an Event of Default involving certain events in bankruptcy, insolvency or reorganization, however, acceleration is automatic. The holders of a majority in aggregate outstanding principal amount of the Notes may annul such declaration and waive an Event of Default if it has been cured and a sum sufficient to pay all matured installments of interest and principal and any premium has been deposited with the Trustee.

The holders of a majority in aggregate outstanding principal amount of the Notes and affected thereby may, on behalf of the holders of the Notes, waive any past default, except a default in the payment of principal, premium, if any, or interest. We are required to file annually with the Trustee a certificate as to whether or not we are in compliance with all the conditions and covenants under the Indenture.

Consolidation, Merger and Sale

We may not (1) merge with or into or consolidate with another corporation or sell, assign, transfer, lease or convey all or substantially all of our properties and assets to any other corporation, and (2) allow another corporation to merge with or into or consolidate with us unless:

•	immediately prior to and immediately after giving effect to such transaction, no Event of Default has occurred and is continuing;

•

we are the surviving corporation or the corporation formed by or surviving such merger or consolidation or to which such sale, assignment, transfer, lease or conveyance has been made, if other than us, is incorporated in the United States of America or Canada and has expressly assumed by supplemental indenture all our obligations under the Notes and the Indenture; and

•	we deliver to the Trustee an officers’ certificate and an opinion of counsel, each stating that such transaction complies with the provisions of the Indenture.

Certain Covenants of StanCorp

Under the terms of the Indenture, we will be subject to the following additional covenants:

Limitation on Liens. So long as any of the Notes are outstanding, neither we nor any of our subsidiaries will create, assume, incur or guarantee any debt which is secured by any mortgage, pledge, lien, security interest or other encumbrance on any capital stock of:

•	Standard;

•	any successor to substantially all of the business of Standard which is also our subsidiary; or

•	any corporation having direct or indirect control of Standard or any such successor.

However, this restriction will not apply if the Notes then outstanding are secured at least equally and ratably with the otherwise prohibited secured debt so long as it is outstanding.

Limitations on Dispositions of Stock of Certain Subsidiaries. So long as the Notes are outstanding and subject to the provisions of the Indenture regarding mergers, consolidations and sales of assets, neither we nor any of our subsidiaries will sell or otherwise dispose of any shares of capital stock (other than preferred stock having no voting rights of any kind) of:

•	Standard;

•	any successor to substantially all of the business of Standard which is also our subsidiary; or

•	any corporation having direct or indirect control of Standard or any such successor;

except for, in each case, a sale or disposition:

•	to our wholly owned subsidiary;

•	for at least fair value (as determined by our board of directors acting in good faith); or

•	to comply with an order of a court or regulatory authority of competent jurisdiction, other than an order issued at our request or the request of any of our subsidiaries.

Defeasance and Discharge

We may discharge certain obligations to holders of the Notes that have not already been delivered to the Trustee for cancellation and that have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee cash or U.S. government obligations as trust funds in an amount certified by a nationally recognized firm of independent accountants to be sufficient to pay when due, whether at maturity, upon redemption or otherwise, the principal of (and premium, if any) and interest on the Notes.

We may discharge certain obligations to holders of the Notes, not covered in the previous paragraph by (a) irrevocably depositing with the Trustee cash or U.S. government obligations as trust funds in an amount certified by a nationally recognized firm of independent accountants to be sufficient to pay when due, whether at maturity, upon redemption or otherwise, the principal of (and premium, if any) and interest on the Notes, and (b) delivering to the Trustee an opinion of counsel stating that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and discharge, and will be subject to federal income tax on the same amount, and in the same manner and at the same times as would have been the case if such deposit and discharge had not occurred.

In addition to discharging certain obligations under the Indenture as stated above, we will be deemed to have paid and discharged the entire indebtedness on the Notes if we satisfy the conditions in either of the two preceding paragraphs, except for the requirement of the opinion of counsel referred to in the immediately preceding paragraph, and if:

(1) we deliver to the Trustee an opinion of counsel stating that (a) we have received from, or there has been published by, the Internal Revenue Service (“IRS”) a ruling or, since the date of the Indenture, there has been a change in applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred, and (b) such deposit shall not result in us, the Trustee or the trust resulting from the defeasance and discharge being deemed an “investment company” under the Investment Company Act of 1940, as amended; and

(2) no event or condition shall exist that would prevent us from making payments of the principal of (and premium, if any) or interest on the Notes on the date of such deposit or at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

In the event of any such defeasance and discharge of the Notes, holders of the Notes would be able to look only to such trust fund for payment of principal of (and premium, if any) and interest, if any, on the Notes.

Governing Law

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

The Trustee, before default, undertakes to perform only such duties as are specifically set forth in the Indenture and, after default, shall exercise the same degree of care as a prudent person would exercise in the conduct of his or her own affairs. Subject to this, the Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of the Notes, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

Book-Entry System; Delivery and Form

General. The Notes will be issued in the form of one or more fully registered global securities. For purposes of this prospectus supplement, “Global Security” refers to the global security or global securities representing the entire issue of the Notes. The Global Security will be deposited with the Trustee as custodian for the Depository Trust Company (“DTC”) and registered in the name of Cede & Co. (“Cede”) as DTC’s nominee. Except in the limited circumstances described below, the Notes will not be issued in definitive certificated form. The Global Security may be transferred, in whole and not in part, only to another nominee of DTC. We understand as follows with respect to the rules and operating procedures of DTC, which affect transfers of interests in the Global Security.

DTC. DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants (“Participants”) and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, between Participants through electronic computerized book-entry changes in the accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the underwriters. DTC is owned by a number of Participants and by the New York Stock Exchange, Inc., The American Stock Exchange LLC and the Financial Industry Regulatory Authority, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (“Indirect Participants”). Persons who are not Participants may beneficially own Notes held by DTC only through Participants or Indirect Participants. Beneficial ownership of Notes may be reflected (1) for investors who are Participants, in the records of DTC, (2) for investors holding through a Participant, in the records of such Participant, whose aggregate interests on behalf of all investors holding through such Participant will be reflected in turn in the records of DTC, or (3) for investors holding through an Indirect Participant, in the records of such Indirect Participant, whose aggregate interests on behalf of all investors holding through such Indirect Participant will be reflected in turn in the records of a Participant. Accordingly, transfers of beneficial ownership in the Global Security can only be effected through DTC, a Participant or an Indirect Participant. Each of the underwriters is a Participant or an Indirect Participant.

Interests in the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its Participants. The Global Security will trade in DTC’s same-day funds settlement system until maturity, and secondary market trading activity for the Global Security will therefore settle in immediately available funds. The laws of some states require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer beneficial interests in the Global Security to such persons may be limited.

So long as Cede, as the nominee of DTC, is the registered owner of the Global Security, Cede for all purposes will be considered the sole holder of the Notes under the Indenture. Except as provided below, owners of beneficial interests in the Global Security will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the holders thereof under the Indenture. Accordingly, any person owning a beneficial interest in the Global Security must rely on the procedures of DTC and, if such person is not a Participant in DTC, on the procedures of the Participant through which such person, directly or indirectly, owns its interest, to exercise any rights of a holder of Notes.

Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of an owner of a beneficial interest in the Notes to pledge such Notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such Notes, may be affected by the lack of a physical certificate for such Notes.

Payment of principal of and interest on the Notes will be made to Cede, the nominee for DTC, as the registered owner of the Global Security. Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Upon receipt of any payment of principal of or interest on the Global Security, we understand that it is the practice of DTC to credit the Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of DTC. Payments by Participants to owners of beneficial interests in the Global Security held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If we redeem less than all of the Notes, we have been advised that it is DTC’s practice to determine by lot the amount of the interest of each Participant in the Notes to be redeemed.

We understand that under existing industry practices, if we request holders of the Notes to take action, or if an owner of a beneficial interest in a Note desires to take any action which a holder is entitled to take under the Indenture, then (1) DTC would authorize the Participants holding the relevant beneficial interests to take such action, and (2) such Participants would authorize the beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of Notes among its Participants, it is under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

If an Event of Default by us specified in the Indenture has occurred and is continuing and all principal and accrued interest in respect of the Notes shall have become immediately due and payable, or if DTC is at any time unwilling, unable or ineligible to continue as depositary for the Global Security and a successor depositary is not appointed by us within 90 days, we will issue individual certificated Notes in definitive form in exchange for the Global Security. In addition, we may at any time determine not to have the Notes represented by the Global Security, and, in such event, will issue individual certificated Notes in definitive form in exchange for the Global Security. In any such instance, an owner of a beneficial interest in the Global Security will be entitled to physical delivery of individual certificated Notes in definitive form equal in principal amount to such beneficial interest in the Global Security and to have all such certificated Notes registered in its name. Individual certificated Notes so issued in definitive form will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof, and will be issued in registered form only, without coupons.

Same-Day Settlement and Payment

Settlement for the Notes will be made by the underwriters in immediately available funds. All payments of principal and interest on the Notes will be made by us in immediately available funds. The Notes will trade in DTC’s same-day funds settlement system until maturity, and secondary market trading activity in the Notes therefore will be required by DTC to settle in immediately available funds.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of ownership and disposition of the Notes. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, now in effect, all of which are subject to change, possibly with retroactive effect.

This discussion only applies to Notes that are:

•

held by holders that purchased Notes in this offering at the “issue price,” which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the Notes is sold for money; and

•	held as capital assets.

This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition this discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances, including holders that are:

•	subject to the alternative minimum tax;

•	banks or financial institutions;

•	insurance companies;

•	dealers in securities or currencies;

•	traders in securities or commodities or dealers in commodities that elect to use a mark-to-market method of accounting;

•	holding Notes as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons deemed to sell the Notes under the constructive sale provisions of the Code;

•	partnerships for U.S. federal income tax purposes; or

•	tax-exempt entities.

If an entity treated as a partnership for U.S. federal income tax purposes holds the Notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships holding the Notes should consult their own tax advisors.

THIS SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. PERSONS CONSIDERING THE PURCHASE OF NOTES ARE URGED TO CONSULT THEIR TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

Tax Consequences to U.S. Holders

As used in this discussion, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Interest Income

It is expected, and therefore this discussion assumes, that the Notes will be issued with no more than a de minimis amount of original issue discount for U.S. federal income tax purposes. Accordingly, stated interest paid on a Note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s method of accounting for federal income tax purposes. If, however, the Notes’ principal amount exceeds the issue price by more than a de minimis amount, as determined under applicable Treasury regulations, a U.S. Holder will be required to include such excess in income as original issue discount, as it accrues, regardless of the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes, in accordance with a constant yield method based on a compounding of interest before the receipt of cash payments attributable to this income.

Sale, Exchange, Redemption, Retirement, or Other Taxable Disposition of the Notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a Note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis generally will be the U.S. Holder’s cost for the Note. For these purposes, the amount realized does not include any amount attributable to accrued stated interest. Amounts attributable to accrued stated interest are subject to tax as described under “—Interest Income” above.

Gain or loss realized on the sale or other taxable disposition of a Note generally will be capital gain or loss and will be long-term capital gain or loss if at the time of sale or other taxable disposition the Note has been held for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are currently subject to reduced tax rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to payments of principal and interest on the Notes and to the proceeds of sale or other disposition of a Note unless the U.S. Holder is an exempt recipient (such as a corporation). A U.S. Holder will be subject to backup withholding on these payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Tax Consequences to Non-U.S. Holders

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of a Note that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

Interest Income

Interest (including original issue discount, if any) paid on the Notes by StanCorp or any paying agent to any Non-U.S. Holder will not be subject to U.S. federal income or withholding tax, provided that the Non-U.S. Holder:

•	is not engaged in a U.S. trade or business to which the interest income is effectively connected;

•	does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of StanCorp entitled to vote;

•	is not a controlled foreign corporation related, directly or indirectly, to StanCorp through stock ownership; and

•

either (1) provides its name and address on an IRS Form W-8BEN (or other applicable form), and certifies, under penalties of perjury, that it is not a United States person as defined under the Code or (2) holds the Notes through certain foreign intermediaries and satisfies the certification requirements of applicable Treasury regulations.

If a Non-U.S. Holder cannot satisfy the requirements described above, payments of interest (including original issue discount, if any) generally will be subject to the 30% U.S. federal withholding tax, unless the Non-U.S. Holder provides a properly executed (1) IRS Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.

If the interest income (including original issue discount, if any) is effectively connected to a Non-U.S. Holder’s trade or business in the United States, the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (see “Tax Consequences to U.S. Holders” above). Each Non-U.S. Holder is urged to consult its own tax advisor regarding whether an applicable income tax treaty provides for a different result and regarding other U.S. tax consequences of the ownership and disposition of Notes including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits attributable to its Notes if the Non-U.S. Holder is a corporation.

Sale, Exchange, Redemption, Retirement, or Other Taxable Disposition of Notes

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on a sale, exchange, redemption, retirement or other taxable disposition of Notes (other than with respect to amounts attributable to accrued interest, including original issue discount, which will be subject to tax in the manner described above), unless:

•

the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (or attributable to a permanent establishment in the United States if required by an applicable income treaty);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	the Non-U.S. Holder is subject to Code provisions applicable to certain United States expatriates.

A Non-U.S. Holder described in the first bullet point above will be taxed in the same manner as a U.S. Holder (see “Tax Consequences to U.S. Holders” above) on the net gain derived from the sale or other taxable disposition. If such Non-U.S. Holder is a foreign corporation, it may also be required to pay a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

A Non-U.S. Holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale or other taxable disposition, which may be offset by United States source capital losses.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments on the Notes (including accruals of original issue discount, if any). Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a United States person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of the Notes, and the Non-U.S. Holder may be subject to backup withholding on payments on the Notes or on the proceeds from a sale or other disposition of the Notes. Compliance with the certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA Legislation

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of interest (beginning in 2014) and sales or redemption proceeds (beginning in 2015) to “foreign financial institutions” (broadly defined, and generally including investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements have been satisfied (even if these amounts would otherwise be exempt from withholding tax, as described above). The IRS and the U.S. Treasury Department have issued proposed regulations which generally would not impose FATCA withholding on payments pursuant to obligations issued on or before December 31, 2012. If the proposed regulations are finalized in their current form, the Notes will not be subject to the FATCA withholding.

Medicare Contribution Tax

U.S. legislation that will take effect beginning in 2013 generally will impose a 3.8% tax on certain “net investment income” earned by individuals other than nonresident aliens, estates and certain trusts, in each case with adjusted gross incomes in excess of certain threshold amounts. Interest paid on the Notes and gain from the sale or other taxable disposition of the Notes generally will be treated as net investment income.

Prospective investors are encouraged to consult their own tax advisors regarding the potential application of the FATCA withholding and the Medicare contribution tax based upon their particular circumstances.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement, dated as of the date of this prospectus supplement between us and the underwriters named below, for whom Barclays Capital Inc.; Goldman, Sachs & Co.; and J.P. Morgan Securities LLC are acting as representatives, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of Notes that appears opposite its name in the table below:

Underwriter	Principal Amount of Notes
Barclays Capital Inc.	$
Goldman, Sachs & Co.
J.P. Morgan Securities LLC .
Total	$

The underwriters are offering the Notes subject to their acceptance of the Notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Notes offered by this prospectus supplement are subject to certain conditions. The underwriters are obligated to take and pay for all of the Notes offered by this prospectus supplement if any such Notes are taken; provided, that prior to acceptance of the Notes the underwriters have the right to accept or reject any order in whole or in part.

The underwriters initially propose to offer the Notes to the public at the public offering price that appears on the cover page of this prospectus supplement. In addition, the underwriters initially propose to offer the Notes to certain dealers at prices that represent a concession not in excess of     % of the principal amount of the Notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of     % of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the underwriters may from time to time vary the offering prices and other selling terms. The underwriters may offer and sell Notes through certain of their affiliates.

The following table shows the underwriting discount that we will pay to the underwriters in connection with the offering of the Notes:

Paid by Us
Per Note		%
Total	$

Expenses associated with this offering to be paid by us, other than underwriting discounts, are estimated to be approximately $                    .

We have also agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

The Notes are a new issue of securities, and there is currently no established trading market for the Notes. We do not intend to apply for the Notes to be listed on any securities exchange or to arrange for the Notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the Notes, but they are not obligated to do so. The underwriters may discontinue any market making in the Notes at any time at their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the Notes, that you will be able to sell your Notes at a particular time or that the prices you receive when you sell will be favorable.

In connection with the offering of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the Notes. Specifically, the underwriters may overallot in connection with the offering of the Notes, creating syndicate short positions. In addition, the underwriters may bid for and purchase Notes in the open market to cover syndicate short positions or to stabilize the prices of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offering of the Notes, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the Notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

The underwriters and their respective affiliates are full service financial institutions. From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in various activities which may include commercial and investment banking, investment management, investment research, principal investment, hedging, market making, brokerage, financial advisory, and other commercial transactions and services with us and our affiliates for which they have received or will receive customary fees and commissions. Additionally, certain of the underwriters are lenders under our senior unsecured credit facility.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of the Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each of the underwriters has represented, agreed and undertaken that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Hong Kong

The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

VALIDITY OF SECURITIES

The validity of the Notes will be passed on for us by Stoel Rives LLP, Portland, Oregon, and for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

STANCORP FINANCIAL GROUP, INC.

SENIOR DEBT SECURITIES

SUBORDINATED DEBT SECURITIES

COMMON STOCK

PREFERRED STOCK

WARRANTS

We may offer and sell from time to time the securities identified in this prospectus, either individually or in combination. We may also offer common stock or preferred stock upon conversion of debt securities, common stock upon conversion of preferred stock, or common stock, preferred stock or debt securities upon the exercise of warrants.

We will provide specific terms of the offering and sale of these securities in supplements to this prospectus. We may also authorize one or more free writing prospectuses to be provided to you in connection with these offerings. The prospectus supplement and any related free writing prospectus may also add, update or change information contained in this prospectus. You should carefully read this prospectus, the applicable prospectus supplement and any related free writing prospectus, as well as any documents incorporated by reference, before buying any of the securities being offered.

We may sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis, at prices and on other terms to be determined at the time of offering. In addition, selling securityholders may sell these securities, from time to time, on terms described in the applicable prospectus supplement.

Our common stock is traded on the New York Stock Exchange under the symbol “SFG.” The applicable prospectus supplement will contain information, where applicable, as to other listings, if any, on the New York Stock Exchange or other securities exchange of the securities covered by the prospectus supplement.

Before you invest, you should carefully read this prospectus, any applicable prospectus supplement and information described under the headings “Where You Can Find More Information” and “Incorporation of Information by Reference.”

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” contained in this prospectus on page 1, the applicable prospectus supplement and in any free writing prospectuses we have authorized for use in connection with a specific offering, and under similar headings in the other documents that are incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 19, 2012.

We have not authorized anyone to provide you with any information other than that contained or incorporated by reference in this prospectus, any prospectus supplement or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are not making an offer of these securities in any state where the offer is not permitted.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (“SEC”), utilizing a “shelf” registration process. Under this process, we may offer and sell, individually or in combination, in one or more offerings, any of the securities identified in this prospectus. This prospectus provides you with a general description of the securities we may offer.

Each time we offer securities under this prospectus, we will provide a prospectus supplement that will contain more specific information about the terms of that offering, including the terms of the securities offered. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. The prospectus supplement and any related free writing prospectus that we may authorize to be provided to you may also add, update or change any of the information contained in this prospectus or in the documents that we have incorporated by reference into this prospectus. We urge you to read carefully this prospectus, any applicable prospectus supplement and any free writing prospectuses we have authorized for use in connection with a specific offering, together with the information incorporated herein by reference as described under the heading “Incorporation of Information by Reference,” before buying any of the securities being offered.

This prospectus contains summaries of selected documents, but you should read the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents we describe have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find More Information.”

This prospectus contains and incorporates by reference market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. Although we believe these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. Although we are not aware of any misstatements regarding the market and industry data presented in this prospectus and the documents incorporated herein by reference, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” contained in the applicable prospectus supplement and any related free writing prospectus, and under similar headings in the other documents that are incorporated by reference into this prospectus. Accordingly, investors should not place undue reliance on this information.

This prospectus and the information incorporated herein by reference include trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included or incorporated by reference into this prospectus, any applicable prospectus supplement or any related free writing prospectus are the property of their respective owners.

As used in this prospectus, “StanCorp,” “we,” “us,” and “our” refer to StanCorp Financial Group, Inc. and its subsidiaries, unless the context otherwise requires.

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risks described in our filings with the SEC that are incorporated by reference in this prospectus and any prospectus supplement before making an investment decision. The risks and uncertainties described in any prospectus supplement and incorporated by reference into this prospectus are not the only ones facing our company. As a provider of financial products and services our actual results of operations may vary significantly in response to economic trends, interest rates, investment performance, claims experience, operating expenses and pricing. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. In that case, the value of our securities could decline substantially.

1

USE OF PROCEEDS

Unless we specify otherwise in an accompanying prospectus supplement, we intend to use the net proceeds we receive from the sale of securities offered by this prospectus and the accompanying prospectus supplement for general corporate purposes. General corporate purposes may include additions to working capital, the repayment of senior or subordinated debt securities or the financing of possible acquisitions.

The net proceeds may be invested temporarily until they are used for their stated purpose.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges:

	Three Months Ended March 31,		Years Ended December 31,
	2012		2011		2010		2009		2008		2007
	(Dollars in millions)

Earnings calculation:

Income before income taxes	$47.7		$191.5		$278.1		$310.4		$237.9		$336.4
Fixed charges	58.0		204.8		201.8		191.8		156.8		147.0

Earnings	$105.7		$396.3		$479.9		$502.2		$394.7		$483.4

Fixed charges calculation:
Other interest expense including capital lease interest but excluding
Senior Notes and hybrid notes	$—		$0.2		$0.6		$0.8		$1.2		$1.4
Amortization of Senior Notes	4.4		17.6		17.6		17.6		17.6		17.5
Amortization of hybrid notes	5.3		21.1		21.1		21.2		21.0		12.4
Interest credited	47.2		161.0		158.4		145.6		110.7		108.8
Portion of rental expense representing an interest factor(1)	1.1		4.9		4.1		6.6		6.3		6.9

Total fixed charges	$58.0		$204.8		$201.8		$191.8		$156.8		$147.0

Ratio of earnings to fixed charges	1.8	x	1.9	x	2.4	x	2.6	x	2.5	x	3.3	x

(1)	Interest portion of operating leases is assumed to be 28 percent.

2

DESCRIPTION OF SECURITIES

We will set forth in a prospectus supplement a description of the debt securities, common stock, preferred stock, or warrants offered under this prospectus.

PLAN OF DISTRIBUTION

We may sell the securities in any of three ways: (1) through agents, underwriters or dealers; (2) directly to one or more purchasers; or (3) through a combination of any of these methods of sale. We will identify the specific plan of distribution, including the underwriters, dealers, agents or direct purchasers and the place, time of delivery and other terms of the offered securities, in a prospectus supplement.

VALIDITY OF SECURITIES

Stoel Rives LLP, Portland, Oregon, will pass upon the validity of the offered securities for us. If the securities are being distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K, incorporated in this prospectus by reference from our Current Report on Form 8-K dated July 18, 2012, and the effectiveness of StanCorp’s internal control over financial reporting as of December 31, 2011, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC’s toll-free telephone number at 1-800-SEC-0330 for further information on the public reference room.

3

INCORPORATION OF INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be important part of this prospectus. Later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

1.	Our Annual Report on Form 10-K for the year ended December 31, 2011 (other than “Item 1— Business,” “Item 6—Selected Financial Data,” “Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Item 8—Financial Statements and Supplementary Data” and “Exhibit 12.1—Statement Regarding Computation of Ratio of Earnings to Fixed Charges,” each of which has been replaced by the disclosures made in our Current Report on Form 8-K filed with the SEC on July 18, 2012);

2.	The information specifically incorporated by reference into the 2011 Form 10-K from our definitive proxy statement on Schedule 14A dated March 26, 2012;

3.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012;

4.	Our Current Reports on Form 8-K dated May 7, 2012, June 22, 2012, July 16, 2012 and July 18, 2012;

5.	The description of our Common Stock contained in our registration statement on Form 8-A filed with the SEC on April 8, 1999; and

6.	Future filings we make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this registration statement and before the termination of the offering.

You may request a free copy of these filings by writing or telephoning us at the following address:

StanCorp Financial Group, Inc.

Attention: Investor Relations

1100 SW Sixth Avenue

Portland, Oregon 97204

Telephone: (503) 321-7097

4

$

StanCorp Financial Group, Inc.

    % Senior Notes due 2022

PROSPECTUS SUPPLEMENT

Barclays

Goldman, Sachs & Co.

J.P. Morgan

August     , 2012